Exhibit (a)(1)(B)

To:	All Eligible Employees
From:	Tamara Donnelly
Re:	Stock Option Exchange Program
Date:	November 16, 2009

We are pleased to announce the launch of our Stock Option Exchange Program. The Exchange Program allows you an opportunity to exchange your eligible stock option grants for a smaller number of new stock options. The decision to participate is solely up to you, as the Stock Option Exchange Program is completely voluntary.

If you would like to take advantage of this opportunity, you must complete and submit an online election form by 9:00 p.m., Pacific Time, on December 14, 2009. We have setup a website which contains all the information you need to begin making your selections. The address for the website, hosted by Stock & Option Solutions, specifically for ZymoGenetics employees, is: https://ZymoGenetics.equitybenefits.com.

This site includes links to many helpful documents, including the “Offer to Exchange Certain Stock Options for New Stock Options” which contains a detailed description of the Exchange Program and a list of frequently asked questions (FAQ). For security purposes, a Personal Identification Number (PIN) has been assigned to you. Once you log on to the website, you will be required to create a new PIN. You must enter this PIN to access your current eligible stock option grants and make your election choices, if you wish to participate.

Your PIN: ZGEN plus the last four digits of your Social Security Number (i.e. ZGEN1234)

If you decide to accept the offer to exchange your eligible stock option grants, you must complete and submit an online election form before 9:00 p.m., Pacific Time, on December 14, 2009. Elections or changes to elections cannot be accepted after this time.

If you have any questions, please email optionexchange@zgi.com.

The ZymoGenetics Stock Option Exchange Program expires at 9:00 p.m., Pacific Time, December 14, 2009

Please note that all times described for the Stock Option Exchange Program are Pacific Time, no matter where you are located. If you have questions, please email optionexchange@zgi.com